KENSINGTON CAPITAL CORP.
Statements of Income (Loss)
For the Year Ended December 31, 2015

INCOME		
Commission Revenue	$	442,540
Loss on Securities Trading (Note 9)		(36,386)
Interest and Dividend Income		393,282
Other Income		19,339
Total Income		818,774
OPERATING EXPENSES		
Salaries - Other		190,345
Salaries - Officers		159,800
Payroll Tax & Preparation		31,103
Health Insurance and other Benefits		40,284
Clearing and Correspondant Costs		92,631
Advertising and Promotions		123,087
Auto Expense		27,337
Legal & Professional Fees		24,596
Rent		30,300
Office		27,604
Telephone		12,498
Depreciation		516
Donations		18,053
Utilities		9,263
Regulatory Fees		7,334
Travel and Entertainment		15,240
Corp Taxes		2,033
Other Expenses		14,161
Total Operating Expenses		826,184
Operating Income		(7,410)
Provision for Income Taxes		-
Net Income	$	(7,410)

See Accountants' Report and Notes to Financial Statements